UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: April 23, 2015

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In August 2012, Fly Leasing Limited (the “Company”) entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders which was subsequently amended and upsized by $105.0 million in November 2013. The Term Loan, as amended, bore interest at LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00%.

On April 22, 2015, the Company completed a third re-pricing of the Term Loan, reducing the interest rate margin to 2.75% and the LIBOR floor by 0.25%, to 0.75%. Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par. There was no prepayment penalty in connection with this re-pricing. The maturity date of the Term Loan remains August 9, 2019, and all other terms and conditions of the Term Loan remain the same.

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
10.1	Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

April 23, 2015	By	/s/ Gary Dales
Gary Dales
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Title
10.1	Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.

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